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                            August 15, 2022

       Yael Shofar
       General Counsel
       Gilat Satellite Networks LTD
       Gilat House
       21 Yegia Kapayim Street
       Kiryat Arye, Petah Tikva, 4913020 Israel

                                                        Re: Gilat Satellite
Networks LTD
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2021 filed May 16, 2022
                                                            Form 6-K Filed
August 9, 2022
                                                            File No. 000-21218

       Dear Mr. Shofar:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 20-F for the Fiscal Year Ended December 31, 2021

       Item 15: Controls and Procedures
       Disclosure Controls and Procedures, page 111

   1. We note your conclusions that disclosure controls and procedures were effective but that internal controls over
financial reporting were not effective as of December 31, 2021.
                                                        Please tell us how
management was able to conclude that disclosure controls and procedures were
effective given the substantial overlap with internal controls over financial reporting.
Refer to SEC Release No. 33-8238. Your response should also address how the material
weaknesses you identified in internal controls over financial reporting did not impact your
disclosure controls and procedures. Alternatively, please revise your
                                                        Form 20-F to present
consistent conclusions for both disclosure controls and procedures and internal controls
over financial reporting.
 Yael Shofar
FirstName   LastNameYael  Shofar
Gilat Satellite Networks LTD
Comapany
August  15, NameGilat
            2022       Satellite Networks LTD
August
Page  2 15, 2022 Page 2
FirstName LastName
Item 18: Financial Statements
Report of Independent Registered Public Accounting Firm, page F-2

2.       We note the second sentence of the first paragraph of the auditors'
report states that    in
         our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December
         31, 2020   . Please revise your Form 20-F to include an audit report
from your registered
         public accounting firm that opines on the audited financial statements for the three years in the period ended December 31, 2021.
Notes to Consolidated Financial Statements
Note 2: Significant Accounting Policies
l. Revenue recognition, page F-23

3. We note the following disclosures related to when and how you recognize revenue:
             revenue from long term contracts is recognized over time because of continuous transfer of control to the customer using the cost to cost measure of progress;
             revenue from the sale of equipment is recognized at a point in time when the customer obtains control or when acceptance occurs;
             products revenue includes construction of networks; and revenue from periodic services are recognized ratably over the term services are
              provided.
         Please tell us what consideration you have given to providing disaggregated revenue disclosures based on contract type and/or the timing of the transfer of products and services since it appears those factors would impact how economic factors affect the nature, amount, timing, and uncertainty of revenue and cash flows. Refer to ASC 606-10-
         55-90 and 91. We also note your auditors' report includes a CAM related to revenue from long term contracts; however, it is not clear how much of your revenue relates to such contracts.
Note 15: Customers, Geographic and Segment Information, page F-58

4. In future filings, please separately disclose revenue by individual country, including revenue related to the US and/or Canada, to the extent material, as required by ASC 280-
         10-50-41.
Form 6-K Filed August 9, 2022

Reconciliation Between GAAP and Non-GAAP Consolidated Statements of Income
(Loss), page
8

5. We note that the individual adjustments to non-GAAP gross profit and non-GAAP operating expenses for the three-month and six-month periods ended June 30, 2022 do not appear to reconcile to the adjustment totals presented in the summary tables. Please
 Yael Shofar
Gilat Satellite Networks LTD
August 15, 2022
Page 3
         provide us explanations for the differences and revise future filings as appropriate. In addition, please explain to us if/how you determine the tax effects of non-GAAP adjustments to Non-GAAP net income as required by Question 102.11 of the C&DIs related to Non-GAAP Financial Measures.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Dale Welcome at 202-551-3865 or Anne McConnell at 202-551-3709
with any questions.



FirstName LastNameYael Shofar                                   Sincerely,
Comapany NameGilat Satellite Networks LTD
                                                                Division of
Corporation Finance
August 15, 2022 Page 3                                          Office of
Manufacturing
FirstName LastName